Filed pursuant to Rule 433

Registration Statement No. 333-281573

Issuer Free Writing Prospectus dated November 10, 2025

Relating to Preliminary Prospectus Supplement dated November 10, 2025

Flex Ltd.

Pricing Term Sheet

Issuer:	Flex Ltd. (“Flex”)
Ticker:	FLEX
Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3 / BBB- / BBB-
Security Type:	SEC Registered
Securities Offered:	$150,000,000 principal amount of 5.250% Notes due 2032 (the “additional 2032 notes”)
$600,000,000 principal amount of 5.375% Notes due 2035 (the “2035 notes”)
Trade Date:	November 10, 2025
Settlement Date**:	November 13, 2025 (T+2)
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count:	30/360
Fungibility:	The additional 2032 notes offered hereby will form a single series and be fully fungible with the $500,000,000 aggregate principal amount of Flex’s outstanding 5.250% Notes due 2032 issued on August 21, 2024. After giving effect to the issuance of the additional 2032 notes offered hereby, there will be $650,000,000 aggregate principal amount of 5.250% Notes due 2032 outstanding.
Use of Proceeds:	Flex intends to use the net proceeds from this offering to repay or redeem its 3.750% Notes due February 2026 at or prior to their maturity, with the remaining proceeds, if any, to be used for general corporate purposes, which may include repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures and acquisitions. As of September 26, 2025, $675.0 million aggregate principal amount of 3.750% Notes due February 2026 were outstanding.

Additional 2032 Notes

Principal Amount:	$150,000,000
Maturity Date:	January 15, 2032
Coupon:	5.250%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2026
First Interest Period:	The first interest period for the additional 2032 notes will be from, and including, July 15, 2025 to, but excluding, January 15, 2026. Purchasers of additional 2032 notes in this offering will pay accrued interest from July 15, 2025 until the settlement date as set forth below.

Public Offering Price:	101.561% of the principal amount plus $2,581,250.00 of total accrued interest to, but excluding November 13, 2025. The public offering price will include accrued interest from November 13, 2025, if settlement occurs after that date.
Net Proceeds after deducting the underwriting discount but before deducting other offering expenses and excluding accrued interest on the additional 2032 notes:	$151,404,000
Benchmark Treasury:	UST 3.750% due October 31, 2032
Benchmark Treasury Price/Yield:	99-03 3/4 / 3.896%
Spread to Benchmark Treasury:	+105 bps
Yield to Maturity:	4.946%
Make-Whole Call:	At any time prior to November 15, 2031 at a discount rate of Treasury plus 25 basis points
Par Call Date:	On or after November 15, 2031
CUSIP:	33938X AF2
ISIN:	US33938XAF24

2035 Notes

Principal Amount:	$600,000,000
Maturity Date:	November 13, 2035
Coupon:	5.375%
Interest Payment Dates:	May 13 and November 13, commencing May 13, 2026
Public Offering Price:	99.732% of the principal amount. The public offering price will include accrued interest from November 13, 2025, if settlement occurs after that date.
Net Proceeds after deducting the underwriting discount but before deducting other offering expenses:	$594,492,000
Benchmark Treasury:	UST 4.250% due August 15, 2035
Benchmark Treasury Price/Yield:	101-03+ / 4.110%
Spread to Benchmark Treasury:	+130 bps
Yield to Maturity:	5.410%
Make-Whole Call:	At any time prior to August 13, 2035 at a discount rate of Treasury plus 20 basis points
Par Call Date:	On or after August 13, 2035
CUSIP:	33938X AG0
ISIN:	US33938XAG07

Joint Book-Running Managers:	BofA Securities, Inc.
Citigroup Global Markets Inc.
PNC Capital Markets LLC
Barclays Capital Inc.
BBVA Securities Inc.
BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.
UniCredit Capital Markets LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc. Deutsche Bank Securities Inc. ICBC Standard Bank Plc Loop Capital Markets LLC Mischler Financial Group, Inc. Santander US Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating.

**It is expected that the delivery of the notes will be made against payment therefor on or about November 13, 2025, which is the second business day following the date hereof (such settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the first business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+2, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers who wish to trade the notes prior to one business day preceding the expected settlement date should consult their advisors in this regard.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322, by calling Citigroup Global Markets Inc. at 1-800-831-9146 or by calling PNC Capital Markets LLC at 1-855-881-0697.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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